MUTUAL OF AMERICA

MUTUAL OF AMERICA

LIFE INSURANCE COMPANY

320 PARK AVENUE

NEW YORK NY 10022-6839

212 224 1840

212 224 2518 FAX

AMY LATKIN

VICE PRESIDENT AND

ASSOCIATE GENERAL COUNSEL

CORPORATE LAW

AMY.LATKIN@MUTUALOFAMERICA.COM

December 12, 2017

Via EDGAR correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Elizabeth Bensinger

Re:	Mutual of America Separate Account No. 2 (TDA/VEC Contracts) (the “Registrant”)
Request for Withdrawal of Initial Registration Statement on Form N-4
(File No. 333-221513)

Dear Ms. Bensinger:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant respectfully requests the withdrawal of the Registration Statement on Form N-4 (File No. 333-221513), together with all exhibits thereto (collectively, the “Registration Statement”). The purpose of the new Registration Statement, which was filed on November 13, 2017, was to separately register certain group variable annuity contracts that are currently included in another registration statement.

The Registrant confirms that no securities have been sold in connection with the offering contemplated by the Registration Statement.

The Registrant is requesting the withdrawal of the Registration Statement because it was inadvertently filed without the requisite delaying amendment statement to prevent automatic effectiveness, per Section 8(a) of the Securities Act.

If you have any questions or need additional information, please do not hesitate to contact the undersigned at the above telephone number, or my colleague, Scott Rothstein at 212-224-1530, at your earliest convenience. We appreciate your attention to this matter.

Sincerely,

Amy Latkin

Vice President and

Associate General Counsel